Exhibit 99.1

Xueda Education Group Reports Fourth Quarter and Full-Year 2014 Financial Results

 Declares Second Annual Cash Dividend of $0.16 per ADS

BEIJING, March 4, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “In the fourth quarter, we met our financial expectations and continued to grow our effective student count, which I believe establishes a foundation for 2015. Despite negative earnings during a transitional 2014, we generated positive operating cash flow, reaffirming confidence in our ability to sustain cash flows for years to come. To demonstrate our conviction and confidence in our strategy, as well as display our commitment to returning value to our shareholders, I am proud to announce that our Board of Directors has approved the issuance of our second annual dividend of $0.16 per ADS.”

He concluded, “In 2015, we will continue focused execution of our core one-on-one tutoring services and bringing further operational refinements to the strategic initiatives launched in 2014, primarily eXueda and Small Group Tutoring.”

Financial Highlights for Fourth Quarter 2014 Compared to Fourth Quarter 2013

•                  Total net revenues decreased 13.6% to $59.7 million from $69.1 million.

•                  Gross margin was 10.0%, compared to 22.2%.

•                  Net loss attributable to Xueda Education Group was $16.7 million, compared to net loss of $4.3 million.

•                  Non-GAAP net loss1 per ADS attributable to Xueda Education Group was $0.25, compared to a net loss per ADS of $0.04.

Operational Highlights for the Fourth Quarter 2014

•                  Effective student count2 increased 7.4% to 64,570, from 60,143 for the fourth quarter 2013.

•                  New student sign-ups3 were 18,273, unchanged for the fourth quarter 2013.

•                  The number of retained students increased 10.6% to 46,297 from 41,872 for the fourth quarter 2013.

•                  New learning centers increased net 10, with 13 opened and 3 closed. The total number of learning centers at the end of the fourth quarter was 467.

Financial Highlights for Year 2014 Compared to Year 2013

•                  Total net revenues decreased 2.5% to $338.3 million from $347.0 million.

•                  Gross margin was 24.7%, compared to 30.9%.

•                  Net loss attributable to Xueda Education Group was $10.0 million, compared to net income of $16.2 million.

•                  Non-GAAP net loss per ADS attributable to Xueda Education Group was $0.06, compared to non-GAAP diluted net income per ADS of $0.32.

Operational Highlights for the Year 2014

•                  New student sign-ups increased 8.2% to 105,653 students, from 97,627 for the year 2013.

•                  New learning centers increased net 59, with 73 opened and 14 closed. The total number of learning centers was 467 at the end of the year 2014, compared to 408 at the end of the year 2013.  The net area of learning centers added was 7,670 square meters. The total area of learning centers was 288, 083 square meters at the end of the year 2014, compared to 280,413 square meters at the end of the year 2013.

1  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

2  Effective student count is defined as the number of students who  (i) had effective contracts with amounts of at least RMB200 per contract as of the last day of the relevant period and(ii)  had attended at least one tutoring session within the 180 days before the last day of the relevant period.

3  New student sign-ups is defined as the number of students who enrolled in a Xueda program during the relevant period for the first time in the last three calendar years.

Fourth Quarter 2014 Financial and Operating Results

Total Net Revenues

Total net revenues for the fourth quarter 2014 decreased 13.6% year-over-year to $59.7 million, from $69.1 million for the fourth quarter 2013. The decrease was primarily due to attractive pricing considerations, including time-fixed package discounts introduced earlier in the year coupled with a seasonal swing from one-on-one tutoring services toward lower priced Small Group Tutoring services.

•                  Effective student count increased 7.4% to 64,570 for the fourth quarter 2014 compared to 60,143 for the fourth quarter 2013.

•                  Average net revenue per student was $916 for the fourth quarter 2014 compared to $1,153 for the fourth quarter 2013.

Cost of Revenues

Cost of revenues for the fourth quarter 2014 was $53.7 million, compared to $53.8 million in the fourth quarter 2013.

Gross Profit and Gross Margin

Gross profit for the fourth quarter 2014 decreased to $6.0 million year-over-year from $15.3 million for the fourth quarter 2013. Gross margin for the fourth quarter 2014 was 10.0%, compared to 22.2% for the fourth quarter 2013.

•                Teaching staff cost for the fourth quarter 2014 increased to $38.5 million, from $35.6 million in the fourth quarter 2013.  The increase was largely due to higher instructor costs reflecting the accrual of annual bonuses. As a percentage of total net revenues, teaching staff cost was 64.5% and 51.5% for the fourth quarters 2014 and 2013, respectively.

•                  Rental cost for the fourth quarter 2014 increased to $10.8 million, from $10.5 million in the fourth quarter 2013.  As a percentage of total net revenues, rental costs were 18.1% and 15.2%, for the fourth quarters 2014 and 2013, respectively.

•                  Depreciation and other cost for the fourth quarter 2014 was $4.4 million compared to $7.7 million for the fourth quarter 2013.

Operating Expenses

Total operating expenses for the fourth quarter 2014 were $24.8 million compared to $23.7 million for the fourth quarter 2013.  Total operating expenses for the fourth quarter 2014 accounted for 41.5% of total net revenues, compared to 34.3% for the fourth quarter 2013. Total non-GAAP operating expenses for the fourth quarter 2014 were $23.9 million, compared to $22.1 million the same period in 2013.  Total non-GAAP operating expenses for the fourth quarter 2014 comprised 40.0% of total net revenues, compared to 32.1% for the fourth quarter 2013.

General and administrative expenses for the fourth quarter 2014 were $17.1 million, compared to $12.5 million for the same period in 2013.  Non-GAAP general and administrative expenses for the fourth quarter 2014 were $16.2 million, compared to $10.9 million for the same period in 2013. Non-GAAP general and administrative expenses for the fourth quarter 2014 accounted for 27.1% of total net revenues, compared to 15.8% for the fourth quarter 2013.  The increase was in part due to a foreign exchange loss of $0.8 million for the fourth quarter 2014, compared with a foreign exchange gain of $1.3 million for same period in 2013, an approximate $2.0 million increase in additional staff cost and an approximate $1.0 million increase in professional service fees.

Sales and marketing expenses for the fourth quarter 2014 were $7.6 million, compared to $7.9 million for the same period in 2013. Sales and marketing expenses for the fourth quarter 2014 represented 12.7% of total net revenues, compared to 11.4% for the fourth quarter 2013.

Operating Loss

Operating loss for the fourth quarter 2014 was $18.6 million, compared to operating loss of $8.4 million for the fourth quarter 2013. Non-GAAP operating loss for the fourth quarter 2014 was $17.7 million, compared to non-GAAP operating loss of $6.8 million for the fourth quarter 2013.

Net Loss and Net Loss per ADS

Net loss attributable to Xueda Education Group for the fourth quarter 2014 was $16.7 million, compared to net loss of $4.3 million for the same period in 2013. Net loss attributable to Xueda Education Group per ADS for the fourth quarter 2014 was $0.27 per ADS, compared to net loss of $0.06 per ADS for the fourth quarter 2013.

Non-GAAP net loss attributable to Xueda Education Group for the fourth quarter 2014 was $15.8 million, compared to $2.7 million for the fourth quarter 2013. Non-GAAP net loss attributable to Xueda Education Group per ADS for the fourth quarter 2014 was $0.25 per ADS, compared to $0.04 for the fourth quarter 2013.

Cash Flow

Net operating cash outflow for the fourth quarter 2014 was $5.4 million, compared to $9.1 million inflow for the fourth quarter 2013. The decrease in net operating cash inflow was mainly due to additional staff cost and office expenses associated with expanded business operations. Capital expenditures for the fourth quarter 2014 were $1.8 million, compared to $4.2 million for the fourth quarter 2013.

Full-Year 2014 Financial and Operating Results

Total Net Revenues

Total net revenues were $338.3 million for the year 2014, compared to $347.0 million for the year 2013. The decrease was primarily due to attractive pricing considerations, including time-fixed package discounts and a seasonal swing in the second half of the year from one-on-one tutoring services toward the newly launched and lower priced Small Group Tutoring services. The decrease was also partially due to depreciation of the RMB against the U.S. dollars.

•                  Average net revenue per student was $5,034 for the year 2014, compared to $5,863 for the year 2013.

Cost of Revenues

Total cost of revenues was $254.6 million for the year 2014, an increase of 6.1% year-over-year from $240.0 million for the year 2013.  The increase was primarily due to the Company’s $12.5 million expenses relating to investment in Internet-enabled tablet devices provided to students and recruits as well as $4.7 million increase in teaching staff costs.

Gross Profit and Gross Margin

Gross profit was $83.7 million for the year 2014, a decrease of 21.8% year-over-year from $107.1 million for the year 2013.  Gross margin was 24.7% for the year 2014, compared to 30.9% for the year 2013.

•                Teaching staff cost was 51.9% of total net revenues for the year 2014, compared to 49.5% for the year 2013.

•                  Rental cost was 12.5% of total net revenues for the year 2014, compared to 11.7% for the year 2013.  The increase was primarily due to the net 59 learning centers added in the year 2014.

•                  Expenses relating to the implementation of eXueda was $12.5 million for Internet-enabled tablet devices for the year 2014.

Operating Expenses

Total operating expenses were $96.3 million for the year 2014, an increase of 4.2% year-over-year from $92.4 million for the year 2013.  Total operating expenses accounted for 28.5% of total net revenues for the year 2014, compared to 26.6% for the year 2013.

General and administrative expenses were $60.0 million for the year 2014, an increase of 13.9% year-over-year from $52.7 million for the year 2013.  The increase was in part due to a foreign exchange loss of $2.9 million for the year 2014, compared with a foreign exchange gain of $3.2 million for the year 2013. Despite foreign exchange fluctuation, the increase was only $1.2 million. Selling and marketing expenses were $36.2 million for the year 2014, compared to $36.3 million for the year 2013.

Operating Income/Loss

Loss from operations was $12.2 million for the year 2014, compared to income from operations of $15.1 million for the year 2013.  Non-GAAP loss from operations was $6.0 million for the year 2014, compared to non-GAAP income from operations of $20.5 million for the year 2013.  The decrease was primarily attributed to lower gross profit, higher operating expenses as the Company invested in its strategic eXueda during the year 2014, and a foreign exchange loss of $2.9 million for the year 2014, compared with a foreign exchange gain of $3.2 million for the year 2013.

Net Income/Loss and Net Income/Loss per ADS

Net loss attributable to Xueda Education Group was $10.0 million for the year 2014, compared to net income of $16.2 million for the year 2013. Net loss attributable to Xueda Education Group per ADS was $0.16 for the year 2014, compared to diluted net income per ADS of $0.24 for the year 2013.

Non-GAAP net loss attributable to Xueda Education Group was $3.8 million for the year 2014, compared to non-GAAP net income of $21.5 million for the year 2013.  Non-GAAP net loss attributable to Xueda Education Group per ADS was $0.06 for the year 2014, compared to non-GAAP diluted net income per ADS of $0.32 for the year 2013.

Cash Flow

Net operating cash inflow for the year 2014 was $3.7 million, compared to $46.8 million for the year 2013.  The decrease was primarily due to negative earnings, increased expenses with additional staff cost and office expenses associated with expanded business operations in 2014.  Capital expenditures were $11.3 million for the year 2014, compared to $10.5 million for the year 2013.

Cash and Short-term Investment

As of December 31, 2014, the Company had cash, cash equivalents and short-term investments totaling $208.5 million, compared to $246.7 million as of December 31, 2013. The decrease was mainly due to a $9.9 million dividend payment, $29.6 million for share repurchases and $11.3 million in capital expenditures.

Declaration of Annual Cash Dividend

The Company announced today that its Board of Directors has authorized and approved the Company’s payment of its second annual cash dividend of $0.16 per ADS, or $0.08 per ordinary share (each ADS represents two ordinary shares).  The second dividend will be payable on or about April 16, 2015 to holders of ordinary shares (which include holders of ADSs) on record as of the close of business on March 16, 2015.  Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.  Declaration and payment of future dividends is at the discretion of the Board of Directors and may be adjusted as the Board of Directors deem necessary or appropriate in the future.

Business Outlook

For the first quarter 2015, the Company currently expects:

•                  Net revenues to be in the range between $80.8 million to $83.8 million, compared to $85.3 million for the same quarter of 2014.

•                  Non-GAAP net income attributable to Xueda Education Group per ADS to be approximately breakeven, compared to non-GAAP diluted net income attributable to Xueda Education Group per ADS of $0.06 for the same quarter of 2014. This estimate assumes weighted average diluted ADSs of 63.0 million.

The above guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted cost of revenues, adjusted gross profit (loss), adjusted operating expenses, adjusted general and administrative expenses, adjusted selling and marketing expenses, adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 7:00 p.m. EST on Wednesday, March 4, 2015 (which corresponds to 4:00 p.m. PST on Wednesday, March 4, 2015 and 8:00 a.m. Beijing/Hong Kong Time on Thursday, March 5, 2015) to discuss the results and answer questions from investors. Listeners may access the call by dialing:

US Toll:	1- 845-675-0437
International Toll:	65-6-723-9381
Hong Kong Toll Free:	800- 906-601
Hong Kong Toll:	852- 3018-6771
China Toll:	800- 819-0121
China Toll (Mobile):	400-620-8038
Conference ID:	80344412

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through March 12, 2015 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	80344412

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As of
	December 31, 2014	December 31, 2013
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	$113,825	$117,063
Short-term investments	94,721	129,619
Prepaid expenses and other current assets	14,813	16,642
Amounts due from related parties	170	2,631
Deferred tax assets-current	6,125	6,139
Total current assets	229,654	272,094
Property and equipment, net	30,433	34,826
Rental deposits	4,893	4,807
Goodwill	875	897
Long-term investments	9,010	15,197
Other non-current assets	4,084	3,797
Total assets	$278,949	$331,618

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $102,461 and $103,871 as of December 31, 2014 and December 31, 2013, respectively)	102,461	103,871
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $30,605 and $29,993 as of December 31, 2014 and December 31, 2013, respectively)	32,473	35,275
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $8,632 and $8,675 as of December 31, 2014 and December 31, 2013, respectively)	9,064	9,383
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2014 and December 31, 2013, respectively)	550	347
Total current liabilities	144,548	148,876

Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $23,687 and $29,983 as of December 31, 2014 and December 31, 2013, respectively)	23,687	29,983
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2014 and December 31, 2013, respectively)	—	260

Total liabilities	168,235	179,119

Total Xueda Education Group’s equity	110,793	152,387
Non-controlling interests	(79)	112
Total equity	110,714	152,499
Total liabilities and equity	$278,949	$331,618

Note: The above financial information as of December 31, 2013 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2013.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. Dollars, except number of ADSs and per ADS data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net revenues	$59,700	$69,114	$338,314	$347,047
Cost of revenues(1)	(53,714)	(53,801)	(254,612)	(239,948)
Gross profit	5,986	15,313	83,702	107,099

Operating expenses
General and administrative(1)	(17,124)	(12,457)	(60,042)	(52,716)
Selling and marketing(1)	(7,634)	(7,858)	(36,216)	(36,308)
Impairment loss on goodwill	—	(2,923)	—	(2,923)
Impairment loss on intangible assets	—	(494)	—	(494)
Total operating expenses	(24,758)	(23,732)	(96,258)	(92,441)
Government subsidies	150	51	362	439
(Loss) income from operations	(18,622)	(8,368)	(12,194)	15,097
Interest income	1,477	1,920	6,203	7,279
(Loss) income before income tax benefits (expenses) and loss in equity method investment	(17,145)	(6,448)	(5,991)	22,376
Income tax benefits (expenses)	466	820	(4,132)	(7,482)
(Loss) income after income tax benefits (expenses) before loss in equity method investment	(16,679)	(5,628)	(10,123)	(14,894)
Loss in equity method investment	(61)	—	(107)	—
Net (loss) income	(16,740)	(5,628)	(10,230)	14,894
Net loss attributable to the non-controlling interests, net of taxes	49	1,359	208	1,257
Net (loss) income attributable to Xueda Education Group	(16,691)	(4,269)	(10,022)	16,151

Net (loss) income attributable to Xueda Education Group per ADS:
Net (loss) income attributable to Xueda Education Group
Basic	(0.27)	(0.06)	(0.16)	0.25
Diluted	(0.27)	(0.06)	(0.16)	0.24

Weighted average ADS numbers used in calculating net (loss) income attributable to Xueda Education Group per ADS:
Basic	62,294,677	66,500,615	63,283,852	65,840,770
Diluted	62,294,677	66,500,615	63,283,852	67,233,434

(1)Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Share-based compensation expenses included in:
Cost of revenues	$10	$4	$37	$10
Selling and marketing expenses	—	1	10	4
General and administrative expenses	877	1,578	6,151	5,368
Total	$887	$1,583	$6,198	$5,382

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. Dollars)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net (loss) income	$(16,740)	$(5,628)	$(10,230)	$14,894
Other comprehensive income, net of tax of nil	437	246	390	532
Total comprehensive (loss) income	(16,303)	(5,382)	(9,840)	15,426
Less: Comprehensive loss attributable to the non-controlling interests	(39)	(1,361)	(191)	(1,251)
Total comprehensive (loss) income attributable to Xueda Education Group	$(16,264)	$(4,021)	$(9,649)	$16,677

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S. Dollars )

	Three Months Ended December 31,
	2014	2013

Cost of revenues	$(53,714)	$(53,801)
Share-based compensation expense included in cost of revenues	10	4
Non-GAAP cost of revenues	(53,704)	(53,797)

General and administrative expenses	(17,124)	(12,457)
Share-based compensation expense included in general and administrative expenses	877	1,578
Non-GAAP general and administrative expenses	(16,247)	(10,879)

Selling and marketing expenses	(7,634)	(7,858)
Share-based compensation expense included in selling and marketing expenses	—	1
Non-GAAP selling and marketing expenses	(7,634)	(7,857)

Total costs of revenues and operating expenses	(78,472)	(77,533)
Share-based compensation expenses	887	1,583
Non-GAAP costs of revenues and operating expenses	(77,585)	(75,950)

Gross profit	5,986	15,313
Share-based compensation expenses	10	4
Non-GAAP gross profit	5,996	15,317

Loss from operations	(18,622)	(8,368)
Share-based compensation expenses	887	1,583
Non-GAAP loss from operations	(17,735)	(6,785)

Net loss attributable to Xueda Education Group	(16,691)	(4,269)
Share-based compensation expenses	887	1,583
Non-GAAP net loss attributable to Xueda Education Group	(15,804)	(2,686)

Non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	(0.25)	(0.04)
Diluted	(0.25)	(0.04)

Weighted average ADS numbers used in calculating non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	62,294,677	66,500,615
Diluted	62,294,677	66,500,615

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2014	2013

Cost of revenues	$(254,612)	$(239,948)
Share-based compensation expense included in cost of revenues	37	10
Non-GAAP cost of revenues	(254,575)	(239,938)

General and administrative expenses	(60,042)	(52,716)
Share-based compensation expense included in general and administrative expenses	6,151	5,368
Non-GAAP general and administrative expenses	(53,891)	(47,348)

Selling and marketing expenses	(36,216)	(36,308)
Share-based compensation expense included in selling and marketing expenses	10	4
Non-GAAP selling and marketing expenses	(36,206)	(36,304)

Total costs of revenues and operating expenses	(350,870)	(332,389)
Share-based compensation expenses	6,198	5,382
Non-GAAP costs of revenues and operating expenses	(344,672)	(327,007)

Gross profit	83,702	107,099
Share-based compensation expenses	37	10
Non-GAAP gross profit	83,739	107,109

(Loss) income from operations	(12,194)	15,097
Share-based compensation expenses	6,198	5,382
Non-GAAP (loss) income from operations	(5,996)	20,479

Net (loss) income attributable to Xueda Education Group	(10,022)	16,151
Share-based compensation expenses	6,198	5,382
Non-GAAP net (loss) income attributable to Xueda Education Group	(3,824)	21,533

Non-GAAP net (loss) income attributable to Xueda Education Group per ADS:
Basic	(0.06)	0.33
Diluted	(0.06)	0.32

Weighted average ADS numbers used in calculating non-GAAP net income (loss) attributable to Xueda Education Group per ADS:
Basic	63,283,852	65,840,770
Diluted	63,283,852	67,233,434